January 17, 2025

Mr. Patrick Kuhn

Mr. Joel Parker

Mr. Scott Anderegg

Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	POMDOCTOR LIMITED (CIK No. 0001877971)
Response to the Staff’s Comment on Amendment No. 8 to Draft Registration Statement on Form F-1 Confidentially Submitted on December 23, 2024

Dear Mr. Kuhn, Mr. Parker, Mr. Anderegg, Mr. King:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated January 13, 2025 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 23, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibit via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response to such comment.

Comment in Letter Dated January 13, 2025

Amendment No. 8 to Draft Registration Statement on Form F-1 submitted December 23, 2024

Consolidated Financial Statements, page F-1

1.	Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

In response to the Staff’s comment, the Company has filed its application for waiver and representation under Form 20-F, Instruction 2 to Item 8.A.4 as Exhibit 99.4 to its Revised Draft Registration Statement.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact Steve Lin at steve.lin@hankunlaw.com, +86 10 8524 5826 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

c.c.	Zhenyang Shi, Chief Executive Officer, POMDOCTOR LIMITED
Li Xu, Financial Manager, POMDOCTOR LIMITED Steve Lin, Esq., Partner, Han Kun Law Offices LLP Dinglei Xiao, Partner, Marcum Asia CPAs LLP Fang Liu, Esq., Partner, VCL Law LLP